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SECUR.   SION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
revised
FACING PAGE

SEC FILE NUMBER
8- 27943

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1-1-05____ AND ENDING____12-31-05____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warner Beck Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

17140 Bernardo Center Drive, Suite 310
                    (No. and Street)

San Diego   CA   92128
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Spencer G. Plumb   858-613-1800
                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Squire & Co.___
            (Name – if individual, state last, first, middle name)

1329 South 800 East; Orem, UT 84097

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James Y. Nakagawa_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____, as

of _____April 20_____, 20__06__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Controller_____
Title

_Janet S Christensen_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WARNER BECK, INC.

April 20, 2006

Han T. Nguyen
Supervisor
NASD
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071-3126

RE: Warner Beck, Inc. December 31, 2005 Audited Financial Statements

Dear Mr. Nguyen:

In accordance with your letter dated April 11, 2006 (copy included), please find enclosed revised audited financial statements responsive to your comments. The revisions were made in accordance to a conversation that included Corey Johnson and our auditors. Please let us know if you have further comments or questions.

Sincerely,

James Y. Nakagawa

Enclosure

Cc: Cindy Wong, Assistant Regional Director
       Securities and Exchange Commission

       SEC Washington D.C. Office (2 copies)

       Ray Bartholomew
       Squire & Co.

       Gary Sabin
       Warner Beck, Inc.

April 11, 2006



Gary Sabin
President
Warner Beck, Inc.
17140 Bernardo Center Drive, Suite 310
San Diego, CA 92128

RE: December 31, 2005 Audited Financial Statements

Dear Mr. Sabin:

This acknowledges receipt of the firm's December 31, 2005 annual filing of audited
financial statements made pursuant to Securities and Exchange Commission (SEC)
Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not
contain the following:

1. Information relating to Possession and Control Requirements under SEC Rule
    15c3-3, or a statement indicating an exemption from the requirement including
    the exemptive provisions claimed; and,
2. A Computation for determining SEC Rule 15c3-3 Reserve Requirement, or a
    statement indicating exemption from the requirement including the exemptive
    provisions claimed.

Based on the above, your filing does not comply with the requirements of the Rule. The
text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules &
Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you
immediately send one original copy of the items listed above to this office and the SEC
regional or district office, and two copies to the SEC Washington, D.C. office. Your
submissions must include a new completed Part III Facing Page, a copy of which is
enclosed for your convenience.

Please respond to this matter by **no later than, April 25, 2006.** If you have any
questions, please contact Corey M. Johnson, Compliance Examiner at (213) 613-2612.

Sincerely,

Han T. Nguyen
Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

Investor protection. Market integrity.

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com

cc: Cindy Wong
Assistant Regional Director
Securities and Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Mendoza Berger & Company, LLP
5500 Trabuco Rd., Suite 150
Irvine, CA 92618

WARNER BECK INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2005

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION:	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	7
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	8
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	9
Independent Auditor's Report on Internal Accounting Controls	10



Squire & Company, PC
Certified Public Accountants and Business Consultants

1329 SOUTH 800 EAST • OREM, UTAH 84097-7700 • (801)225-6900 • FAX (801)226-7739

Independent Auditor's Report

To the Board of Directors
Warner Beck Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Warner Beck Inc. (a wholly-owned subsidiary of Excel Interfinancial Corporation) as of December 31, 2005, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Beck Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squire & Company, PC

Orem, Utah
February 16, 2006

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$ 17,642
Accounts Receivable:	
Parent company	16,253
Total assets	$ 33,895

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$ 2

Stockholder's Equity:

Preferred stock, $1 par value, 100 shares authorized, 31 shares issued and outstanding	31
Common stock, $1 par value, 49,900 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	84,869
Retained deficit	(61,007)
Total stockholder's equity	33,893
Total liabilities and stockholder's equity	$ 33,895

The accompanying notes are an integral part of this financial statement.

-2-

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF INCOME
For the Year Ended December 31, 2005

Revenue:		
Commissions	$	464
Other income		11,325
Total revenue		11,789
Expenses:		
Commissions		443
Accounting		1,700
Licenses		1,795
Insurance		467
Administrative fees		1,500
Training		400
Postage		131
Total expenses		6,436
Net Income	$	5,353

The accompanying notes are an integral part of this financial statement.

-3-

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2005

| | Capital Stock | | Additional Paid-in | Retained | |
	Preferred	Common	Capital	Deficit	Total
Balance at January 1, 2005	$ 31	$ 10,000	$ 84,869	$ (66,360)	$ 28,540
Net Income	-	-	-	5,353	5,353
Balance at December 31, 2005	$ 31	$ 10,000	$ 84,869	$ (61,007)	$ 33,893

The accompanying notes are an integral part of this financial statement.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash Flows from Operating Activities:		
Net income	$	5,353
Changes in operating assets and liabilities:		
Decrease in receivables		5,220
Decrease in accounts payable		(843)
Net cash provided by operating activities		9,730
Net Increase in Cash		9,730
Cash at January 1, 2005		7,912
Cash at December 31, 2005	$	17,642

The accompanying notes are an integral part of this financial statement.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
NOTES TO FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

Warner Beck Inc. is engaged in business as a broker-dealer with an emphasis in underwriting affiliated company public offerings and brokering securities. The Company does not hold customer funds or securities. Excel Interfinancial Corporation owns all of the Company's preferred and common stock.

A summary of significant accounting policies follows:

Income Taxes - The Company, through its parent company, has elected to be taxed as a small corporation under subchapter S of the Internal Revenue Code. All income and loss items of the Company are passed through to the stockholders of the parent company. Accordingly, the Company will have no provision for income taxes reported on its books.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $17,640 which was $12,640 in excess of its required net capital of $5,000. At December 31, 2005, the Company's net capital ratio was 0.00 to 1.

Note 3. Related Party Transactions

The Company has an account receivable at December 31, 2005, from the parent company totaling $16,253. The Company paid administrative fees during 2005 to the parent company totaling $1,500.

Note 4. Supplemental Disclosure - Statement of Cash Flows

The Company paid no interest or income taxes and had no noncash investing or financing activities for the year ended December 31, 2005.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

SCHEDULE I

Net Capital:	
Total stockholder's equity	$ 33,893
Deductions and/or charges - nonallowable assets:	
Accounts receivable from parent company	16,253
Net capital before haircuts	17,640
Haircuts	-
Net capital	$ 17,640
Aggregate Indebtedness:	
Accounts payable	$ 2
Computation of Basic Net Capital Requirement:	
Minimum net capital required:	
6 2/3% of aggregate indebtedness, $5,000 minimum	$ 5,000
Excess net capital	$ 12,640
Ratio of aggregate indebtedness to net capital	0.00 to 1
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2005):	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 17,640
Net audit adjustments	-
Net capital per above	$ 17,640

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
  UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

SCHEDULE II

The Company meets the exemptions of Rule 15c3-3(k)(2)(i). The Company carries no margin accounts and does not receive or acquire or hold funds or securities for the accounts of customers. The Company promptly pays commissions as they are received.

Credit Balances	$ -
Debit Balances	-
Reserve Computation:	
Excess of total debits over total credits	$ -
Required Deposit	None
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2005):	
Excess as reported in Company's Part II FOCUS report (unaudited)	$ -
Net audit adjustments	-
Excess per above computation	$ -

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
  UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

SCHEDULE III

The Company meets the exemptions of Rule 15c3-3(k)(2)(i). The Company carries no margin accounts and does not receive or acquire or hold funds or securities for the accounts of customers. The Company promptly pays commissions as they are received.

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3) $ -

    A. Number of items   None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 $ -

    A. Number of items   None

Squire & Company, PC
Certified Public Accountants and Business Consultants



1329 SOUTH 800 EAST • OREM, UTAH 84097-7700 • (801)225-6900 • FAX (801)226-7739

Independent Auditor's Report on Internal
Accounting Controls

Board of Directors
Warner Beck Inc.
San Diego, California

In planning and performing our audit of the financial statements of Warner Beck Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Warner Beck Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Aquin & Company, PC

Orem, Utah
February 16, 2006